Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

June 13, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roundhill ETF Trust File Nos. 333-273052; 811-23887

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-1A (the “Registration Statement”) for Roundhill ETF Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”). The Registration Statement relates to the Roundhill Humanoid Robotics ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant will indicate in its responses if the revisions only apply to certain of the Funds.

Comment 2 – Fee Table

Please supplementally provide a completed fee table for the Staff to review.

Response to Comment 2

Pursuant to the Staff’s comment, a completed fee table has been set forth in Exhibit A.

Comment 3 – Principal Investment Strategies

In the second paragraph of the section entitled “Principal Investment Strategies,” please define how the Adviser determines if a company is “progressing toward commercial production of fully-functional humanoid robots”, as described in factor (2) of the paragraph.

Response to Comment 3

Pursuant to the Staff’s comment, the second paragraph of the “Principal Investment Strategies” has been revised as set forth below:

The Fund will generally seek to invest in the equity securities of “Humoid Robotics Companies.” Humanoid Robotics Companies are issuers that either: (1) manufucature humanoid robotics; or (2) devleop, produce or supply critical hardware software or other enabling technology essential to humanoid robots (e.g., precision actuators, AI locomotion stacks, tactile sensors, power systems) (“Critical Technological Input”). A company qualifies it meets one of the two criteria below:

•	Commercial Production: has achieved commercial production of a fully-functional humanoid robot or Critical Technologic Input.
•	Prototype stage: has produced a fully-functional prototype of a humanoid robot or Critical Technological input and is actively progressing toward commercial production.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in Humanoid Robotics Companies.

Comment 4 – Principal Investment Strategies

The Staff notes factor (3) in the second paragraph of the section entitled “Principal Investment Strategies”. The Staff believes this factor is overly broad. If the Registrant wishes to include companies comprising factor (3) for purposes of its compliance with Rule 35d-1 of the 1940 Act, please revise the definition of factor (3) so that there is a meaningful nexus between such companies and “Humanoid Robotics Companies.”

Response to Comment 4

Pursuant to the Staff’s comment, the Registrant has revised the disclosure as set forth in its response to Comment 3.

Comment 5 – Principal Investment Strategies

In the third paragraph of the section entitled “Principal Investment Strategies” please supplementally explain and disclose, as appropriate, how extensively the Fund will rely upon text analytics of company public disclosure to determine “thematic relevance.” The Staff notes that Page 45 of the Names Rule adopting release (the “Adopting Release”) makes clear that the use of text analytics is not, in and of itself, sufficient to create reasonable nexus to the Fund name. Additionally, please also explain, in plain English, the meaning of “thematic relevance.”

Response to Comment 5

“Thematic relevance” is a proprietary score given by the Adviser to determine whether a company meets The Adviser’s initial threshold for potential investment. The Adviser will use text analytics as one of several factors, including individual company research and analysis, to determine a company’s overall “thematic relevance.” Improtantly, text analytics will not be used to establish, in and of itself, the reasonable nexus between the issuers and Fund name, as described in the Adopting Release. Rather, the company will make a final determination using its proprietary security selection metholodgy. The Registrant believes that the “Principal Investment Strategy,” as currently constructed, provides adequate disclosure given the proprietary nature of the Adviser’s investment methodology.

Comment 6 – Principal Investment Strategies

The Staff notes that the Registration Statement states that the Fund plans to invest in China, including through investments in China A-Shares, which is an emerging market. Please identify this as an emerging market, as is the case in the section entitled “Principal Risks.”

Response 6

Pursuant to the Staff’s comment, the last sentence of the third paragraph of the “Principal Investment Strategies” has been revised as set forth below:

The Fund may invest in U.S. and non-U.S. companies (including those operating in developed or emerging market countries) through investments in depositary receipts and American Depositary Receipts (“ADRs”). Such companies may be small-, mid- or large-capitalization issuers.

Comment 7 – Principal Investment Strategies

Please disclose a brief explanation of the following with respect to Variable Interest Entities:

•	a discussion of the extent to which and why the Fund invests in them;
•	an explanation of the material risks associated with investing in VIE’s, including legality concerns; and
•	disclosure of the impact to fund returns and NAV if the risk occurs.

Response to Comment 7

With respect to bullet point one, the fourth paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below.

A VIE is a special structure designed to provide foreign investors (such as the Fund) with exposure to Chinese companies where direct foreign ownership is prohibited or limited.

With respect to the second and third bullet points, the Registrant does not believe that the requested disclosures constitute risks as opposed to strategy. The Registrant believes the “Variable Interest Risk” disclosure, as set forth below, adequately and sufficiently conveys the requested disclosure.

Variable Interest Risk. Exposure to VIEs may pose additional risks because the investment is made in reference to an intermediary shell company that has entered into service and other contracts with the underlying Chinese operating company to provide investors with exposure to the operating company, but does not represent equity ownership in the operating company. As a result, such investment may limit the rights of an investor with respect to the underlying Chinese operating company. VIEs allow foreign shareholders to exert a degree of control over, and obtain economic benefits arising from, the operating company without formal legal ownership. However, the contractual arrangements between the shell company and the operating company may not be as effective in providing operational control as direct equity ownership, and a foreign investor's rights may be limited by, for example, actions of the Chinese government which could determine that the underlying contractual arrangements on which control of the VIE is based are invalid. The contractual arrangement on which the VIE structure is based would likely be subject to Chinese law and jurisdiction, which could raise questions about how recourse is sought. Investments through VIEs may be affected by conflicts of interest and duties between the legal owners of the VIE and the stockholders of the listed holding company, which could adversely impact the value of investments. VIEs are not formally recognized under Chinese law and investors face uncertainty about future actions by the Chinese government that could significantly affect the operating company’s financial performance and the enforceability of the contractual arrangements underlying the VIE structure. Prohibitions of these structures by the Chinese government, or the inability to enforce such contracts, from which the shell company derives its value, would likely cause the VIE-structured holding(s) to suffer significant losses, and in turn, adversely affect the Fund’s returns and net asset value.

Comment 8 – Principal Investment Strategies

The second to last sentence of the “Principal Investment Strategies” setting forth the Fund’s concentration policy is confusing as it appears to indicate that the industrial sector, information technology sector and consumer discretionary sector are categorized as industries, as opposed to sectors. Please reconcile.

Response to Comment 8

Pursuant to the Staff’s comment, the reference disclosure has been revised to clarify that the industrials, information technology and consumer discretionary sectors are defined as “groups of industries,” as set forth below:

The Fund will concentrate (i.e., invest more than 25% of its total assets) its investments in the group of industries comprising the industrials, information technology and consumer discretionary sectors, collectively.

Comment 9 – Principal Risks

Under the China Risk, please include a disclosure about China A-Shares given the Fund will also be investing also in China A-Shares.

Response to Comment 9

The Registrant has updated the first paragraph of “China Risk,” as set forth Below:

CHINA RISK. The Fund may invest in instruments that provide exposure to Chinese companies, including through investments in China A-Shares, which would subject the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability.

The Registrant has similarly updated the “Emerging Markets Risk,” as set forth below:

EMERGING MARKETS RISK. The Fund’s investments in China, including investment exposure to Chinese companies through investments in China A-Shares, may be subject to a greater risk of loss than investments in more developed markets. Emerging markets may be more likely to experience inflation, political turmoil and rapid changes in economic conditions than more developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk associated with custody of securities.

Comment 10 – Performance

Please supplementally provide the appropriate broad-based securities market index the Fund intends to use.

Response to Comment 10

The Fund intends to use the Solactive GBS Global Markets All Cap USD Index TR as its broad-based equity index.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1) The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill” or the “Adviser”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan.

(2) “Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$77	$240